FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
__Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
	Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.	OMB Number: 3235-028 Expires: January 31, 2005 Estimated average burden hours per response....
(Print or Type Responses)
1. Name and Address of Reporting Person* AFFUSO TONY	2. Issuer Name and Ticker or Trading Symbol ELECTRONIC DATA SYSTEMS CORPORATION ("EDS")	6. Relationship of Reporting Person(s) to issuer (Check all that apply) ___Director ___10% Owner _X_Officer or ___Other (Below)
(Last) (First) (Middle) 5400 LEGACY DRIVE	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 02/12/03	6. (Continued) - Title: PRESIDENT, PRODUCT LIFECYCLE MANAGEMENT SOLUTIONS
(Street) PLANO TX 75024	5. If Amendment, Date of Original	7. Individual or Joint/Group Filing (Check Applicable Lines) __X___ Form filed by One Reporting Person ______ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/ Day/Year)	2A. Transaction Date (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								6,751.20*	D
Common Stock								4,269**	I	By Hewitt Assoc- iates, LLC

** These shares were held in trust under the EDS 401(k) Plan as of February 10, 2003.  Hewitt Associates LLC accounts for holdings in the stock fund in units, comprised of stock and cash reserves.  The number of shares reported above represents an approximate value based upon the fund balance and market value of EDS Common Stock as of February 10, 2003.

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date if any (Month/Day /Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer- sable and Expiration Date (Month/Day /Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Iinstr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction (s) (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira tion Date	Title	Amount or No. of shares
Convertible shares												$18.26	3,500*	D
Convertible shares												$18.19	1,500*	D
Employee Stock Option (right to buy)-5/14/97 Grant													363*	D
Employee Stock Option (right to buy)-9/28/01 Grant													175,000*	D
Phantom Stock-EDP	1 for 1												508*	D
Common Stock (right to buy) 02/10/03 Grant	$16.205	02/10/03		A		50,000		(1)	(1)	Common Stock	50,000		50,000	D
Common Stock (right to buy) 02/10/03 Grant	$16.205	02/10/03		A		17,000		(2)	(2)	Common Stock	17,000		17,000	D
Phantom Stock-EDP 2/10/03 Award	1 for 1	02/10/03		A		10,000		(3)	(3)	Common Stock	10,000	$16.205	10,000(3)	D

Explanation of Responses:

*No reportable change since the last filing.
(1)  The options become 100% vested on 2/9/07, unless the following have occurred prior thereto:  (a)  the options become exercisable after 2/10/04 in the amount of 50% vested the first Trading Day after the average closing price of Issuer's common stock is (for 10 consecutive trading days), equal to or greater than 130% of the Fair Market Value of Issuer's common stock on 2/10/03; (b) the options become exercisable after 2/10/05 in the amount of 100% vested the first Trading Day after which the average closing price of Issuer's common stock is (for 10 consecutive trading days), equal to or greater than 150% of the
       Fair Market Value of Issuer's common stock on 2/10/03.
(2)  The options become 100% vested and exercisable on or following 2/10/04 as determined by Issuer's CEO.
(3)  Shares of phantom stock units under the Issuer's Executive Deferral Plan ("EDP") are issued following termination of the
       Reporting Person's employment with the Issuer, and for the 2/10/03 Discretionary Award it vests in the amount of 3,334; 3,333;
       and 3,333 phantom stock units on 2/10/04, 2/10/05 and  2/10/06; The total includes 10,000 unvested phantom stock units granted under the EDP.
                    /S/  LINDA EPSTEIN                                02/12/03
   Linda Epstein as Attorney-in-Fact for                    Date
   Tony Affuso

**Intentional misstatements or omissions of facts constitute federal Criminal Violations.
See 18 U.S.C 1001 and 15 U.S.C. 788ff(a).